COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com

February 5, 2007

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. News Release – Countryside Power Income Fund Reaches Settlement on USEB Loan
2. News Release – Countryside Power Income Fund Reaches Settlement on USEB Loan
3. Form 51-102F3: Material Change Report
4. News Release – Countryside Power Income Fund Confirms Cash Distribution for December 2006
5. News Release – Countryside Power Income Fund Announces Lender Approval of USEB Settlement
6. News Release – Countryside Power Income Fund Announces U.S. Court Approval
7. News Release – Countryside Power Income Fund Corrects January Distribution Amount

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

dw 2/16

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reaches Settlement on USEB Investment

(London, Ontario, January 15, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") announced today that it has reached agreement in principle with U.S. Energy Systems Inc. ("USEY") and its subsidiary, US Energy Biogas Corp. ("USEB"), resolving all outstanding issues between the parties. The agreement is subject to the approval of the United States Bankruptcy Court in the Southern District of New York overseeing USEB's Chapter 11 reorganization case, which is expected to consider the matter later this month, and the Fund's lending syndicate as well as each party's respective boards.

The agreement in principle provides for Countryside Canada Power Inc, a subsidiary of the Fund ("Lender"), to have an allowed secured claim of US$99,000,000 (or approximately CAD$116,000,000 at the current exchange rate) in the chapter 11 cases of USEB and its subsidiaries. The secured claim includes full outstanding principal and accrued interest of the USEB loan and an agreed amount on account of all other claims of the Lender against USEB, including the USEB royalty interest. The agreement provides for installment cash payments of US$3,000,000 on or before January 31, 2007, US$30,000,000 on or before March 31, 2007, and the remaining balance on or before maturity at May 31, 2007. Outstanding principal amounts shall be deemed over secured for purposes of adequate protection and the use of cash collateral in the USEB bankruptcy cases and shall bear cash interest at a rate of 10% per annum from February 1, 2007, payable monthly in U.S. dollars to the Fund. The parties will work together to pursue a "take-out" financing before the final installment date of May 31, 2007. Mutual general releases will be exchanged among the parties involved and will cover individuals affiliated with the Fund who have been threatened with lawsuits arising out of their prior employment by USEY.

In light of the agreement in principle, the Fund intends to meet with its senior lenders as soon as possible to clarify, among other things, whether the Fund will be able to make its December 2006 distribution on January 31, 2007, and to determine what impact the agreement will have on the terms of its credit facility with its lending syndicate. The Fund also intends to carefully assess the most appropriate use of the cash that will be received pursuant to the agreement, with a view to the best interests of the unitholders of the Fund.

The settlement resulted from a mediation that took place in New York City on January 12 and 13, 2007. Ronald Barliant of the law firm of Goldberg Kohn of Chicago, a former United States bankruptcy judge, presided over the mediation. The Lender's legal advisor

in the mediation and the USEB Chapter 11 proceedings is Simpson Thacher & Bartlett LLP.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

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Further information:

Andrew Kondraski	Edward M. Campana	Nicole Archibald
Senior Account Executive	Executive Vice President & CFO	Vice President, Administration
BarnesMcInerney Inc.	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000 ext. 239	Tel: 914-993-5010	Tel: 519-435-0298
akondraski@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

Press Release

JANUARY 15, 2007 - 10:00 ET

Countryside Power Income Fund Reaches Settlement on USEB Investment

LONDON, ONTARIO--(CCNMatthews - Jan. 15, 2007) –

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Countryside Power Income Fund (TSX:COU.UN) (the "Fund") announced today that it has reached agreement in principle with U.S. Energy Systems Inc. ("USEY") and its subsidiary, US Energy Biogas Corp. ("USEB"), resolving all outstanding issues between the parties. The agreement is subject to the approval of the United States Bankruptcy Court in the Southern District of New York overseeing USEB's Chapter 11 reorganization case, which is expected to consider the matter later this month, and the Fund's lending syndicate as well as each party's respective boards.

The agreement in principle provides for Countryside Canada Power Inc, a subsidiary of the Fund ("Lender"), to have an allowed secured claim of US$99,000,000 (or approximately CAD$116,000,000 at the current exchange rate) in the chapter 11 cases of USEB and its subsidiaries. The secured claim includes full outstanding principal and accrued interest of the USEB loan and an agreed amount on account of all other claims of the Lender against USEB, including the USEB royalty interest. The agreement provides for installment cash payments of US$3,000,000 on or before January 31, 2007, US$30,000,000 on or before March 31, 2007, and the remaining balance on or before maturity at May 31, 2007. Outstanding principal amounts shall be deemed over secured for purposes of adequate protection and the use of cash collateral in the USEB bankruptcy cases and shall bear cash interest at a rate of 10% per annum from February 1, 2007, payable monthly in U.S. dollars to the Fund. The parties will work together to pursue a "take-out" financing before the final installment date of May 31, 2007. Mutual general releases will be exchanged among the parties involved and will cover individuals affiliated with the Fund who have been threatened with lawsuits arising out of their prior employment by USEY.

In light of the agreement in principle, the Fund intends to meet with its senior lenders as soon as possible to clarify, among other things, whether the Fund will be able to make its December 2006 distribution on January 31, 2007, and to determine what impact the agreement will have on the terms of its credit facility with its lending syndicate. The Fund also intends to carefully assess the most appropriate use of the cash that will be received pursuant to the agreement, with a view to the best interests of the unitholders of the Fund.

The settlement resulted from a mediation that took place in New York City on January 12 and 13, 2007. Ronald Barliant of the law firm of Goldberg Kohn of Chicago, a former United States bankruptcy judge, presided over the mediation. The Lender's legal advisor in the mediation and the USEB Chapter 11 proceedings is Simpson Thacher & Bartlett LLP.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT INFORMATION

BarnesMcInerney Inc.
Andrew Kondraski
Senior Account Executive
(416) 367-5000 ext. 239
Email: akondraski@barnesmcinerney.com

or

Countryside Ventures LLC
Edward M. Campana
Executive Vice President & CFO
(914) 993-5010
Email: info@countrysidepowerfund.com

or

Countryside Canada Ventures Inc.
Nicole Archibald
Vice President, Administration
(519) 435-0298
Email: info@countrysidepowerfund.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Countryside Power Income Fund
495 Richmond Street, Suite 920
London, Ontario
N6A 5A9

Item 2 Date of Material Change

January 15, 2007

Item 3 News Release

A press release was issued on January 15, 2007 in London, Ontario and disseminated across Canada by CCNMathews.

Item 4 Summary of Material Change

On January 15, 2007, Countryside Power Income Fund (the "Fund") announced that it has reached agreement in principle with U.S. Energy Systems Inc. ("USEY") and its subsidiary, U.S. Energy Biogas Corp. ("USEB"), resolving all outstanding issues between the parties. The agreement is subject to the approval of the United States Bankruptcy Court in the Southern District of New York overseeing USEB's Chapter 11 reorganization case, which is expected to consider the matter later this month, and the Fund's lending syndicate as well as each party's respective boards.

The agreement in principle provides for Countryside Canada Power Inc., a subsidiary of the Fund ("Lender"), to have an allowed secured claim of US$99,000,000 (or approximately CAD$116,000,000 at the current exchange rate) in the Chapter 11 cases of USEB and its subsidiaries. The secured claim includes full outstanding principal and accrued interest of the USEB loan and an agreed amount on account of all other claims of the Lender against USEB, including the USEB royalty interest. The agreement provides for installment cash payments of US$3,000,000 on or before January 31, 2007, US$30,000,000 on or before March 31, 2007, and the remaining balance on or before maturity at May 31, 2007. Outstanding principal amounts shall be deemed over secured for purposes of adequate protection and the use of cash collateral in the USEB bankruptcy cases and shall bear cash interest at a rate of 10% per annum from February 1, 2007, payable monthly in U.S. dollars to the Fund. The parties will work together to pursue a "take-out" financing before the final installment date of May 31, 2007. Mutual general releases will be exchanged among the parties involved and will cover individuals affiliated with the Fund who have been threatened with lawsuits arising out of their prior employment by USEY.

Item 5 Full Description of Material Change

See Schedule "A" attached hereto.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Senior Officer

The following senior officer of Countryside Ventures LLC is knowledgeable about the material change and this report:

Edward Campana
Tel: 914.993.5010
Fax: 914.993.6449

Item 9 Date of Report

January 17, 2007.

Schedule "A"
Press Release

JANUARY 15, 2007 - 10:00 ET

Countryside Power Income Fund Reaches Settlement on USEB Investment

LONDON, ONTARIO--(CCNMatthews - Jan. 15, 2007) –

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Countryside Power Income Fund (TSX:COU.UN) (the "Fund") announced today that it has reached agreement in principle with U.S. Energy Systems Inc. ("USEY") and its subsidiary, US Energy Biogas Corp. ("USEB"), resolving all outstanding issues between the parties. The agreement is subject to the approval of the United States Bankruptcy Court in the Southern District of New York overseeing USEB's Chapter 11 reorganization case, which is expected to consider the matter later this month, and the Fund's lending syndicate as well as each party's respective boards.

The agreement in principle provides for Countryside Canada Power Inc, a subsidiary of the Fund ("Lender"), to have an allowed secured claim of US$99,000,000 (or approximately CAD$116,000,000 at the current exchange rate) in the chapter 11 cases of USEB and its subsidiaries. The secured claim includes full outstanding principal and accrued interest of the USEB loan and an agreed amount on account of all other claims of the Lender against USEB, including the USEB royalty interest. The agreement provides for installment cash payments of US$3,000,000 on or before January 31, 2007, US$30,000,000 on or before March 31, 2007, and the remaining balance on or before maturity at May 31, 2007. Outstanding principal amounts shall be deemed over secured for purposes of adequate protection and the use of cash collateral in the USEB bankruptcy cases and shall bear cash interest at a rate of 10% per annum from February 1, 2007, payable monthly in U.S. dollars to the Fund. The parties will work together to pursue a "take-out" financing before the final installment date of May 31, 2007. Mutual general releases will be exchanged among the parties involved and will cover individuals affiliated with the Fund who have been threatened with lawsuits arising out of their prior employment by USEY.

In light of the agreement in principle, the Fund intends to meet with its senior lenders as soon as possible to clarify, among other things, whether the Fund will be able to make its December 2006 distribution on January 31, 2007, and to determine what impact the agreement will have on the terms of its credit facility with its lending syndicate. The Fund also intends to carefully assess the most appropriate use of the cash that will be received pursuant to the agreement, with a view to the best interests of the unitholders of the Fund.

The settlement resulted from a mediation that took place in New York City on January 12 and 13, 2007. Ronald Barliant of the law firm of Goldberg Kohn of Chicago, a former United States bankruptcy judge, presided over the mediation. The Lender's legal advisor in the mediation and the USEB Chapter 11 proceedings is Simpson Thacher & Bartlett LLP.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT INFORMATION

BarnesMcInerney Inc.
Andrew Kondraski
Senior Account Executive
(416) 367-5000 ext. 239
Email: akondraski@barnesmcinerney.com

or

Countryside Ventures LLC
Edward M. Campana
Executive Vice President & CFO
(914) 993-5010
Email: info@countrysidepowerfund.com

or

Countryside Canada Ventures Inc.
Nicole Archibald
Vice President, Administration
(519) 435-0298
Email: info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Confirms Cash Distribution for December 2006

US$3 million payment from USEB Settlement Approved

(London, Ontario, January 18, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced that it confirms its previously declared distribution of $0.0860 per unit payable on January 31, 2007, to unitholders of record as of December 29, 2006.

The Fund confirms the December 2006 distribution following yesterday's approval by the United States Bankruptcy Court in the Southern District of New York (the "U.S. Bankruptcy Court") of a US$3-million payment to be made on or before January 31, 2007, by U.S. Energy Biogas Corp. ("USEB") to the Fund. The Fund also has received permission from its syndicate of lenders to make the distribution to unitholders. Along with the approved payment from USEB, the U.S. Bankruptcy Court has set February 1, 2007, as the hearing date to make a final ruling on the settlement agreement reached, through mediation, among the Fund's subsidiary, Countryside Canada Power Inc. (the "Lender"), USEB and its parent, U.S. Energy Systems, Inc., on January 13, 2007, that seeks to resolve all outstanding issues between the parties ("USEB Settlement Agreement") -- as disclosed in a press release dated January 15, 2007. In addition to U.S. Bankruptcy Court approval, the USEB Settlement Agreement is also subject to approval by the Fund's syndicate of lenders. The respective boards have approved the USEB Settlement Agreement.

"We are encouraged by the swift progress that has been made to recoup our investment in USEB," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC. " As we move forward, we will look to expedite the monetization of our secured claim and make a decision on the resulting use of proceeds in the best interest of unitholders."

The Fund is currently in discussions with its lenders regarding an extension of its existing waiver. The objective is to have the USEB Settlement Agreement reflected in a long-term financing solution that will provide the Fund with greater financial flexibility to support ongoing distributions and to meet its growth commitments, including the construction of the new London cogeneration facility scheduled to be completed in 2008. There can be no assurance as to the outcome of these discussions with the lenders.

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Lender Approval of USEB Settlement

Lenders Extend Waiver Period and Reinstate Access to Credit Facility

(London, Ontario, January 26, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced that its lending syndicate has approved the previously disclosed settlement agreement among the Fund's subsidiary, Countryside Canada Power Inc. (the "Lender"), U.S. Energy Biogas Corp. ("USEB") and its parent, U.S. Energy Systems, Inc.

The USEB Settlement Agreement, reached on January 13, 2007, provides, among other things, for the Lender to have an allowed secured claim of US$99,000,000 (approximately CAD$116,500,000 at the current exchange rate) in the bankruptcy proceedings of USEB and its subsidiaries. The USEB Settlement Agreement has been approved by the respective company boards and remains subject to the approval of The United States Bankruptcy Court in the Southern District of New York overseeing USEB's Chapter 11 reorganization case, scheduled for February 1, 2007.

As of January 25, 2007, the Fund's lending syndicate approved both the terms of the USEB Settlement Agreement and an extension of the prior waiver of the cross-default provisions of the credit agreement to May 31, 2007. The cross-default provisions were triggered by both USEB's filing for reorganization and its non-payment of debt service on November 29, 2006. The terms of the current waiver extension and amendment will primarily grant the Fund immediate access to its credit facility commitment (subject to certain restrictions) and permits the Fund, at its sole discretion, to make monthly distribution payments to unitholders during the waiver period. In consideration for the waiver extension and amendment, the Lender will pledge, among other things, its direct ownership interests and secured note held in Countryside U.S. Holding Corp., which is the primary holding company of the Fund's California cogeneration assets (Ripon Cogeneration LLC). The closing of the waiver extension and amendment to the Fund's credit agreement is expected to occur on or before January 30, 2007.

During the extended waiver period, the Fund will seek a long-term financing arrangement that reflects the expected monetization of the USEB secured claim under the USEB Settlement Agreement and provides the Fund with sufficient credit capacity to meet its growth commitments, including the full funding of construction of the new London cogeneration facility scheduled to be completed in 2008. There can be no assurance as to

the outcome of these discussions with the lenders or that the expected monetization will occur.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces U.S. Court Approval of USEB Settlement

Fund declares January 2007 distribution

(London, Ontario, February 1, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced that The United States Bankruptcy Court in the Southern District of New York ("U.S. Court") has held a hearing and stated it will approve the previously disclosed settlement among the Fund's subsidiary, Countryside Canada Power Inc. (the "Lender"), U.S. Energy Biogas Corp. ("USEB") and its parent, U.S. Energy Systems, Inc subject to its review and approval of the final documentation (the "USEB Settlement").

USEB Settlement

The USEB Settlement, provides, among other things, for the Lender to have an allowed secured claim of US$99,000,000 (approximately CAD$116,500,000 at the current exchange rate) inclusive of all principal, pre- and post-petition interest, charges, premiums, penalties, make-whole amounts, attorneys' fees and expenses and expert fees and expenses accrued or incurred by the Lender through and including January 31, 2007, secured by all the liens and security interests and other rights granted under the USEB loan documents.

The outstanding principal amount of the allowed secured claim had been reduced to US$96,000,000 from receipt of a US$3,000,000 payment from USEB as at January 31, 2007, in accordance with a U.S. Court order entered on January 17, 2007. Further, the outstanding amounts of the allowed secured claim shall be deemed over secured for purposes of adequate protection and the use of cash collateral in the USEB bankruptcy cases and shall bear cash interest at a rate of 10% per annum commencing February 1, 2007, payable monthly in U.S dollars to the Lender.

The USEB Settlement also provides for installment cash payments of US$30,000,000 on or before March 31, 2007, and the remaining balance on or before maturity at May 31, 2007. The parties will work together to pursue a "take-out" financing before the final installment date of May 31, 2007. Mutual general releases will be exchanged among the parties involved and will cover individuals affiliated with the Fund who have been threatened with lawsuits arising out of their prior employment by USEY. USEB filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on November 29, 2006.

The USEB Settlement shall become effective when the approval order has been entered by the Bankruptcy Court which is expected shortly and either (i) has become a final and non-appealable order under applicable law or (ii) has become effective in accordance with its terms or Federal Rules of Bankruptcy Procedure 6004(h) and 7062 and Federal Rule of Civil Procedure 62(a), whichever is earliest, and no stay pending appeal of such order has been entered and is effective.

January 2007 Distribution

The Fund also declared that its January 2007 distribution of $0.8630 per unit will be paid on February 28, 2007, to unitholders of record as at February 8, 2007. The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

The Fund also closed on its waiver and amendment to its existing credit facility agreement with its lending sydicate on January 30, 2007 which provides for, among other things, permission to make unitholder distributions through the four month waiver period, ending May 31, 2007, subject to ongoing compliance with financial covenants.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund
Corrects January Distribution Amount

(London, Ontario, February 1, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") advises ts news release issued earlier today @ 4:29 PM ET declaring the January 2007 distribution included an incorrect amount. A distribution of $0.08630 per unit will be paid on February 28, 2007, to unitholders of record as at February 8, 2007. The Fund regrets any inconvenience caused by the error.

Forward-Looking Statements
This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

END